C3 Bullion, Inc.
January 17, 2024

Division of Corporation
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Kate Beukenkamp

Re: C3 Bullion, Inc. - Offering Statement on Form 1-A, Filed 01-09-2024, File Number 024-12387, Accession Number 0001981779-24-000001

Dear Ms. Beukenkamp,

Per telephone conversation with our legal counsel today, please be advised that we are withdrawing the above captioned Form 1-A, File Number 024-12387, as amended (the Offering Statement), of C3 Bullion, Inc. as this was filed by mistake. We will continue to amend and qualify the Offering Statement on Form 1-A, File Number 024-12367 per counsel's call with your office.


Respectfully submitted,

Christopher Werner,
Chairman and CEO

C3Bullion, Inc.
875 N. Michigan Avenue, Suite 3100
Chicago, IL 60611
Tel: 920-207-0100
support@C3Bullion.com and www.C3Bullion.com